Inspired Entertainment, Inc.

250 West 57th Street, Suite 415

New York, New York

May 18, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn.: Kathleen Krebs

Re:	Inspired Entertainment, Inc.
Registration Statement on Form S-3
File No. 333-256175

Dear Ms. Krebs:

Reference is made to the Registration Statement on Form S-3 (File No. 333-256175) filed by Inspired Entertainment, Inc. on May 17, 2021 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement.

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Very truly yours,

/s/ Carys Damon
Name:	Carys Damon
Title:	General Counsel